SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30299; 812-13726]

T. Rowe Price Associates, Inc., <u>et</u> <u>al.</u>; Notice of Application

December 7, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

<u>Applicants</u>: T. Rowe Price Associates, Inc. ("TRP"), T. Rowe Price Institutional Income Funds, Inc. (the "Corporation") and T. Rowe Price Investment Services, Inc. (the "Distributor").

<u>Summary of Application</u>: Applicants request an order that permits: (a) actively managed series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days from the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares; and (f) certain series to perform creations and redemptions of Shares in-kind in a master-feeder structure.

<u>Filing Dates</u>: The application was filed on December 4, 2009, and amended on February 26, 2010, December 30, 2010, May 7, 2012, September 24, 2012, and December 4, 2012. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 31, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 100 East Pratt Street, Baltimore, MD 21202.

<u>For Further Information Contact</u>: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817 or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Corporation is organized as a Maryland corporation and is registered as an open-end management investment company under the Act. The Corporation will initially offer one actively-managed investment series: T. Rowe Price Diversified Bond ETF ("Initial Fund"). The investment objective of the Initial Fund will be to achieve positive total returns with an emphasis on income.

2.   The Adviser will be the investment adviser to each Fund. TRP is and any other Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). The Adviser may enter sub-advisory agreements with one or more investment advisers to serve as sub-advisers to a Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered, or not subject to registration, under the Advisers Act. TRIPS, a broker-dealer registered under the Securities Exchange Act of 1934 ("Exchange Act" and such persons registered under the Exchange Act, a "Broker") will serve as distributor ("Distributor") for the Funds. Applicants request that the order also apply to any other Distributor to the Funds that complies with the terms and conditions of the application.

3.   Applicants are requesting relief to permit the Corporation to create and operate the Initial Fund that offers Shares redeemable in large aggregations only ("ETF Relief"). Applicants request that the ETF Relief apply to the Initial Fund and to any future series of the Corporation or any other registered open-end management company that (a) is advised by TRP or an entity controlling, controlled by, or under common control with TRP (collectively, the "Adviser"), and (b) utilizes active management investment strategies ("Future Funds").[1] The Initial Fund and

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[1]   All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. An Acquiring Fund (as defined below) may rely on the order only to invest in a Non-FOF (as defined below) and not in any other registered investment company.

Future Funds together are the "Funds." Each Fund will consist of a portfolio of securities and

other assets ("Portfolio Instruments").[2] Funds may invest in "Depositary Receipts." A Fund will

not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing

information is not readily available.[3] Each Fund will operate as an actively managed exchanged-

traded fund ("ETF"). In addition, each Fund may operate as an acquiring fund in a fund of funds

structure ("FOF"), as an acquired fund in a fund of funds structure ("Non-FOF"), or as a feeder

fund in a master-feeder structure ("Feeder Fund").[4]

       4.   Applicants also request that pursuant to section 12(d)(1)(J) the order permit certain

investment companies registered under the Act to acquire Shares of a Non-FOF beyond the

limitations in section 12(d)(1)(A) and permit a Non-FOF, the Distributor, and any Brokers to sell

Shares beyond the limitations in section 12(d)(1)(B) ("12(d)(1) Relief").[5] Applicants request

that the 12(d)(1) Relief apply to each management investment company or unit investment trust

registered under the Act that is not part of the same "group of investment companies" as the

Non-FOFs within the meaning of section 12(d)(1)(G)(ii) of the Act and that enters into an

Acquiring Fund Agreement (defined below) with a Non-FOF (such management investment

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[2]   If a Fund (or in the case of a Feeder Fund, its Master Fund, as defined below) invests in derivatives: (a) the Board periodically will review and approve (i) the Fund's (or in the case of a Feeder Fund, its Master Fund's) use of derivatives and (ii) how the Fund's investment adviser assesses and manages risk with respect to the Fund's (or in the case of a Feeder Fund, its Master Fund's) use of derivatives; and (b) in the Fund's disclosure of its (in the case of a Feeder Fund, its Master Fund's) use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[3]   Depositary Receipts are typically issued by a financial institution, a "depositary", and evidence ownership in a security or pool of securities that have been deposited with the depositary. No affiliated persons of applicants, the Future Funds, the Adviser, or any Subadviser will serve as the depositary bank for any Depositary Receipts held by a Fund.

[4]   Feeder Funds are Non-FOFs that comply with condition 17 below, unless their respective Master Funds invest in other investment companies or companies that rely on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits in section 12(d)(1)(A) of the Act.

[5]   Applicants do not request 12(d)(1) Relief for any FOF.

companies, "Acquiring Management Companies," such unit investment trusts, "Acquiring Trusts," and Acquiring Management Companies and Acquiring Trusts together, "Acquiring Funds"). The 12(d)(1) Relief would not apply to any Fund that is, either directly or through a master-feeder structure, acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits in section 12(d)(1)(A) of the Act.

5.   Applicants further request that the order permit each Feeder Fund to acquire securities of another registered investment company managed by the Adviser having substantially the same investment objectives as the Feeder Fund ("Master Fund") beyond the limitation in section 12(d)(1)(A) and permit the Master Fund and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in section 12(d)(1)(B) ("Feeder Relief"). Applicants may structure certain Funds as Feeder Funds to generate economies of scale and tax efficiencies for shareholders of all feeders of the Master Fund that could not otherwise be realized.[6] There would be no ability by Fund shareholders to exchange Shares of Feeder Funds for shares of another feeder series of the Master Fund.

6.   Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and that the price of a Share will be at least $20. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into a participant agreement with the Distributor and the Corporation ("Authorized Participant") with respect to the creation and redemption of Creation Units. An Authorized Participant is either: (a) a Broker or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission and affiliated with the

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[6]   Operating in a master-feeder structure could also impose costs on a Feeder Fund and reduce its tax efficiency. In determining whether a Fund will operate in a master-feeder structure, the Board will weigh the potential advantages and disadvantages of such a structure for the Fund. In a master-feeder structure, the Master Fund – rather than the Feeder Fund – would invest the portfolio in compliance with the Order.

Depository Trust Company ("DTC"), or (b) a participant in the DTC (such participant, "DTC Participant").

7.   The Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[7] On any given Business Day[8] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[9] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[10] or

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[7]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[8]   Each Fund will sell and redeem Creation Units on any day the Fund is open, including as required by section 22(e) of the Act (each a "Business Day").

[9]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[10]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

(c) TBA Transactions,[11] short positions and other positions that cannot be transferred in kind[12] will be excluded from the Creation Basket.[13] If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount").

       8.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Cash Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC enhanced clearing process or DTC manual clearing process; or (ii) in the case of Funds holding securities traded on global markets ("Global Funds"), such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar

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[11]   A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.

[12]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[13]   Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (as defined below).

circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[14]

 9. Each Business Day, before the open of trading on a national securities exchange as defined in section 2(a)(26) of the Act ("Exchange") on which Shares are primarily listed (the "Listing Exchange"), each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Listing Exchange will disseminate every 15 seconds throughout the trading day an amount representing, on a per Share basis, the sum of the current value of the Deposit Instruments and the estimated Cash Amount.

 10. An investor purchasing or redeeming a Creation Unit from a Fund may be charged a fee ("Transaction Fee") to protect existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.[15] With respect to Feeder Funds,

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[14] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[15] Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more Deposit Instruments, the Transaction Fee imposed on a purchaser or redeemer may be higher.

the Transaction Fee would be paid by purchasers and redeemers of Creation Units directly to the Feeder Fund. Because, however, certain costs covered by the Transaction Fee, such as brokerage costs incurred in connection with the purchase of Deposit Instruments not deposited by a purchaser in kind, may be borne by the Master Fund rather than the Feeder Fund, the Feeder Fund may pass a portion of the Transaction Fee through to the Master Fund.[16]

11.   All orders to purchase Creation Units will be placed with the Distributor by or through an Authorized Participant and the Distributor will transmit all purchase orders to the relevant Fund. The Distributor will be responsible for delivering a prospectus ("Prospectus") to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

12.   Shares will be listed and traded at negotiated prices on an Exchange and traded in the secondary market. Applicants expect that exchange specialists and market makers (collectively, "Exchange Specialists") will be assigned to Shares. The price of Shares trading on an Exchange will be based on a current bid/offer in the secondary market. Transactions involving the purchases and sales of Shares on an Exchange will be subject to customary brokerage commissions and charges.

13.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Authorized Participants also may purchase Creation Units in

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[16]   Applicants are not requesting relief from section 18 of the Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund's shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund. Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions for 5,000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 5,000 or more shares.

connection with market making activities.[17] Applicants expect that secondary market purchasers

of Shares will include both institutional and retail investors.[18] Applicants expect that arbitrage

opportunities created by the ability to continually purchase or redeem Creation Units at their

NAV per Share should ensure that the Shares will not trade at a material discount or premium in

relation to their NAV.

14.   Shares will not be individually redeemable and owners of Shares may acquire

Shares from a Fund or tender shares for redemption to the Fund in Creation Units only. To

redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption

requests must be placed by or through an Authorized Participant. As discussed above,

redemptions of Creation Units will generally be made on an in-kind basis, subject to certain

specified exceptions under which redemptions may be made in whole or in part on a cash basis,

and will be subject to a Transaction Fee.

15.   No Fund will be marketed or otherwise held out as a mutual fund. All marketing

materials that describe the features or method of obtaining, buying or selling Creation Units, or

Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares

are not individually redeemable shares and owners of Shares may acquire Shares from a Fund, or

tender those Shares for redemption to a Fund in Creation Units only.

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[17]   Applicants note that Nasdaq's listing requirements require at least two market makers to be registered in Shares in order to maintain the Nasdaq listing. Applicants also note that market makers on Nasdaq and NYSE Arca must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition on Nasdaq and NYSE Arca among market makers, many of whom may be Authorized Participants, engaging in arbitrage activities would result in a highly efficient and effective market for Shares.

[18]   Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

16.   Each Fund's website, accessible to all investors at no charge, will publish the current version of the Prospectus and other information about the Fund that is updated on a daily basis, including, on a per Share basis for the Fund, daily trading volume, the prior Business Day's NAV and the market closing price or midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of either the market closing price to the NAV or the Bid/Ask Price to the NAV. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund,[19] that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[20]

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

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[19]   Feeder Funds will disclose the portfolio of their Master Fund.

[20]   Applicants note that under accounting procedures followed by the Funds (and the Master Funds), trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day. Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

<u>Sections 5(a)(1) and 2(a)(32) of the Act</u>

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order to permit the Corporation to register as an open-end management investment company and the Funds to redeem Shares in Creation Units only.[21] Applicants state that investors may purchase Shares in Creation Units and redeem Creation Units from each Fund. Applicants further state that because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

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[21]   The Master Funds will not require relief from sections 2(a)(32) and 5(a)(1) because the Master Funds will operate as traditional mutual funds and issue individually redeemable securities.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution system of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares would not cause dilution of an investment in Shares because such

transactions do not directly involve Fund assets, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity should ensure that the difference between NAV and the market price of Shares remains immaterial.

Sections 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that settlement of redemptions of Creation Units of the Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which Global Funds may invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to 14 calendar days. Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction, up to a maximum of 14 calendar days, in the principal local markets where transactions in the Redemption Instruments of each Global Fund customarily clear and settle, but in all cases no later than 14 calendar days following the tender of a Creation Unit.

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Global Fund (and in the case of a Feeder Fund, the Master Funds),[22] to be made within a maximum of 14 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants state the SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays and the maximum number of days, but in no case more than 14 calendar days. Applicants are not seeking relief from section 22(e) with respect to Global Funds that do not effect creations or redemptions in-kind.

9.   With respect to Feeder Funds, only in-kind redemptions may proceed on a delayed basis pursuant to the relief requested from section 22(e). In the event of such an in-kind redemption, the Feeder Fund would make a corresponding redemption from the Master Fund. Applicants do not believe the master-feeder structure would have any impact on the delivery cycle.

Section 12(d)(1) of the Act

10.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring

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[22]   Other feeder funds invested in any Master Fund are not seeking, and will not rely on, the section 22(e) relief requested herein.

company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

11. Applicants request relief to permit Acquiring Funds to acquire Shares beyond the limits of section 12(d)(l)(A) of the Act and to permit the Non-FOFs, their principal underwriters and any Broker to sell Shares to an Acquiring Fund beyond the limits of section 12(d)(l)(B) of the Act. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in section 12(d)(1) which include concerns about undue influence, excessive layering of fees and overly complex structures.

12. Applicants submit that their proposed conditions address any concerns regarding the potential for undue influence. To limit the control that an Acquiring Fund may have over a Fund, applicants propose a condition prohibiting the adviser of an Acquiring Management Company ("Acquiring Fund Adviser"), sponsor of an Acquiring Trust ("Sponsor"), any person controlling, controlled by, or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(l) or 3(c)(7) of the Act that is advised or sponsored by the Acquiring Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Acquiring Fund Adviser or Sponsor ("Acquiring Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any sub-adviser to an Acquiring Management Company ("Acquiring Fund Subadviser"), any person controlling, controlled by, or under common control with the Acquiring Fund Subadviser, and any investment company or issuer that would be an investment company but for sections 3(c)(l) or 3(c)(7) of the Act (or portion of such investment

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company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any person controlling, controlled by or under common control with the Acquiring Fund Subadviser ("Acquiring Fund's Subadvisory Group").

13.   Applicants propose a condition to ensure that no Acquiring Fund or Acquiring Fund Affiliate[23] (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Non-FOF to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee is an affiliated person (except any person whose relationship to the Non-FOF is covered by section 10(f) of the Act is not an Underwriting Affiliate).

14.   Applicants propose several conditions to address the potential for layering of fees. Applicants note that the board of directors or trustees ("Board") of any Acquiring Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("independent directors or trustees"), will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Non-FOF (or in the case of a Feeder Fund, the Master Fund) in which

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[23]   An "Acquiring Fund Affiliate" is any Acquiring Fund Adviser, Acquiring Fund Subadviser(s), Sponsor, promoter or principal underwriter of an Acquiring Fund, and any person controlling, controlled by or under common control with any of these entities. A "Fund Affiliate" is an investment adviser, promoter or principal underwriter of a Non-FOF (or in the case of a Feeder Fund, the Master Fund) and any person controlling, controlled by or under common control with any of these entities.

the Acquiring Management Company may invest. Applicants also state that any sales charges

and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the

limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[24]

15. Applicants submit that the proposed arrangement will not create an overly complex

fund structure. Applicants note that a Non-FOF (and in the case of a Feeder Fund, the Master

Fund) will be prohibited from acquiring securities of any investment company or company

relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section

12(d)(1)(A) of the Act, except to the extent that the Non-FOF acquires such securities in

compliance with Section 12(d)(1)(E) of the Act or this order or the Non-FOF (or in the case of a

Feeder Fund, the Master Fund) (a) receives securities of another investment company as a

dividend or as a result of a plan of reorganization of a company (other than a plan devised for the

purpose of evading Section 12(d)(1) of the Act) or (b) acquires (or is deemed to have acquired)

securities of another investment company pursuant to exemptive relief from the Commission

permitting the Non-FOF (or in the case of a Feeder Fund, the Master Fund) to (i) acquire

securities of one or more investment companies for short-term cash management purposes or (ii)

engage in interfund borrowing and lending transactions.

16. To ensure that an Acquiring Fund is aware of the terms and conditions of the

requested order, the Acquiring Fund must enter into an agreement with the respective Non-FOF

("Acquiring Fund Agreement"). The Acquiring Fund Agreement will include an

acknowledgment from the Acquiring Fund that it may rely on the order only to invest in a Non-

FOF and not in any other investment company.

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[24] Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

17.   Applicants also are seeking the Feeder Relief to permit the Feeder Funds to perform

creations and redemptions of Shares in-kind with their Master Funds. Applicants assert that this

structure is substantially identical to traditional master-feeder structures permitted pursuant to the

exception provided in section 12(d)(1)(E) of the Act. Section 12(d)(1)(E) provides that the

percentage limitations of sections 12(d)(1)(A) and (B) will not apply to a security issued by an

investment company (in this case, the shares of the applicable Master Fund) if, among other

things, that security is the only investment security held in the investing fund's portfolio (in this

case, the Feeder Fund's portfolio). Applicants believe the proposed master-feeder structure

complies with section 12(d)(1)(E) because each Feeder Fund will hold only investment securities

issued by its corresponding Master Fund; however, the Feeder Funds may receive securities

other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind

creation. To the extent that a Feeder Fund may be deemed to be holding both shares of the

Master Fund and other securities, applicants request relief from sections 12(d)(1)(A) and (B).

The Feeder Funds would operate in compliance with all other provisions of section 12(d)(1)(E).

Sections 17(a)(1) and (2) of the Act

18.   Section 17(a) of the Act generally prohibits an affiliated person of a registered

investment company, or an affiliated person of such a person ("second tier affiliate"), from

selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act

defines "affiliated person" to include any person directly or indirectly owning, controlling, or

holding with power to vote 5% or more of the outstanding voting securities of the other person

and any person directly or indirectly controlling, controlled by, or under common control with,

the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a

controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting

securities. The Funds may be deemed to be controlled by the Adviser and hence affiliated

persons of each other. In addition, the Funds may be deemed to be under common control with

any other registered investment company (or series thereof) advised by the Adviser (an

"Affiliated Fund").

19. Applicants request an exemption from section 17(a) under sections 6(c) and 17(b) to

permit in-kind purchases and redemptions by persons that are affiliated persons or second tier

affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the

outstanding Shares of one or more Funds; (b) having an affiliation with a person with an

ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the Shares

of one or more Affiliated Funds.[25] Applicants also request an exemption in order to permit a

Non-FOF to sell Shares to and redeem Shares from, and engage in the in-kind transactions that

would accompany such sales and redemptions with, an Acquiring Fund which the Non-FOF is an

affiliated person or a second tier affiliate.[26]

20. Applicants assert that no useful purpose would be served by prohibiting the

affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in

Creation Units. Except in certain circumstances described above, the Deposit Instruments and

Redemption Instruments will be the same for all purchasers and redeemers, respectively, and will

correspond pro rata to the Fund's Portfolio Instruments. The deposit procedures for in-kind

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[25]   Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because the Adviser provides investment advisory services to that Acquiring Fund.

[26]   Applicants state that although they believe that an Acquiring Fund generally will purchase Shares in the secondary market, an Acquiring Fund might seek to transact in Creation Units directly with a Non-FOF.

purchases of Creation Units and the redemption procedures for in-kind redemptions will be the same for all purchases and redemptions. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Fund. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of the Fund.

21. Applicants also submit that the sale of Shares to and redemption of Shares from an Acquiring Fund meets the standards for relief under sections 17(b) and 6(c) of the Act. Applicants note that any consideration paid for the purchase or redemption of Shares directly from a Non-FOF will be based on the NAV of the Non-FOF.[27] Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

22. To the extent that a Fund operates in a master-feeder structure, applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. Applicants state that the customary section 17(a)(1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve "overreaching" by an affiliated person. Such transactions will occur only at the Feeder Fund's proportionate share of the Master Fund's net assets, and the distributed securities will be valued in the same manner as

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[27] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Non-FOF, or an affiliated person of such person, for the sale by the Non-FOF of its Shares to an Acquiring Fund, may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

they are valued for the purposes of calculating the applicable Master Fund's NAV. Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transactions would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor. Applicants believe that the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned and that the transactions are consistent with the general purposes of the Act.

Applicants' Conditions:

ETF Relief

Applicants agree that any order of the Commission granting the requested ETF Relief will be subject to the following conditions:

1.   As long as a Fund operates in reliance on the requested order, its Shares will be listed on an Exchange.

2.   Neither the Corporation nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.   On each Business Day, before commencement of trading in Shares on the Listing

Exchange, the Fund (or in the case of a Feeder Fund, the Master Fund) will disclose on its

website the identities and quantities of the Portfolio Instruments held by the Fund that will form

the basis for the Fund's calculation of NAV at the end of the Business Day.

5.   The Adviser or Subadviser, directly or indirectly, will not cause any Authorized

Participant (or any investor on whose behalf an Authorized Participant may transact with the

Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund

could not engage directly.

6.   The requested ETF Relief, other than the Feeder Relief, will expire on the

effective date of any Commission rule under the Act that provides relief permitting the operation

of actively managed exchange-traded funds.

12(d)(1) Relief

Applicants agree that any order of the Commission granting the requested 12(d)(1) Relief

will be subject to the following conditions:

7.   The members of an Acquiring Fund's Advisory Group will not control

(individually or in the aggregate) a Non-FOF (or in the case of a Feeder Fund, the Master Fund)

within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund's

Subadvisory Group will not control (individually or in the aggregate) a Non-FOF (or in the case

of a Feeder Fund, the Master Fund) within the meaning of section 2(a)(9) of the Act. If, as a

result of a decrease in the outstanding voting securities of the Non-FOF, the Acquiring Fund's

Advisory Group or the Acquiring Fund's Subadvisory Group, each in the aggregate, becomes a

holder of more than 25 percent of the outstanding voting securities of a Non-FOF, it will vote its

Shares of the Non-FOF in the same proportion as the vote of all other holders of such Shares.

This condition does not apply to the Acquiring Fund's Subadvisory Group with respect to a Non-FOF (or in the case of a Feeder Fund, the Master Fund) for which the Acquiring Fund Subadviser or a person controlling, controlled by or under common control with the Acquiring Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

8.   No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Non-FOF to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Non-FOF (or in the case of a Feeder Fund, the Master Fund) or a Fund Affiliate.

9.   The board of directors or trustees of an Acquiring Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Non-FOF (or in the case of a Feeder Fund, the Master Fund) or a Fund Affiliate in connection with any services or transactions.

10.   Once an investment by an Acquiring Fund in Shares exceeds the limits in section 12(d)(1)(A)(i) of the Act, the board of directors ("Board") of a Non-FOF (or in the case of a Feeder Fund, the Master Fund), including a majority of the independent directors or trustees, will determine that any consideration paid by the Non-FOF (or in the case of a Feeder Fund, the Master Fund) to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Non-FOF (or in the case of a Feeder Fund, the Master

Fund); (b) is within the range of consideration that the Non-FOF (or in the case of a Feeder

Fund, the Master Fund) would be required to pay to another unaffiliated entity in connection

with the same services or transactions; and (c) does not involve overreaching on the part of any

person concerned. This condition does not apply with respect to any services or transactions

between a Non-FOF (or in the case of a Feeder Fund, the Master Fund) and its investment

adviser(s), or any person controlling, controlled by or under common control with such

investment adviser(s).

11.   No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in

its capacity as an investment adviser to a Non-FOF (or in the case of a Feeder Fund, the Master

Fund)) will cause a Non-FOF (or in the case of a Feeder Fund, the Master Fund) to purchase a

security in any Affiliated Underwriting.

12.   The Board of a Non-FOF (or in the case of a Feeder Fund, the Master Fund),

including a majority of the independent directors or trustees, will adopt procedures reasonably

designed to monitor any purchases of securities by the Non-FOF (or in the case of a Feeder

Fund, the Master Fund) in an Affiliated Underwriting, once an investment by an Acquiring Fund

in the securities of the Non-FOF exceeds the limit of section 12(d)(1)(A)(i) of the Act, including

any purchases made directly from an Underwriting Affiliate. The Board will review these

purchases periodically, but no less frequently than annually, to determine whether the purchases

were influenced by the investment by the Acquiring Fund in the Non-FOF. The Board will

consider, among other things: (a) whether the purchases were consistent with the investment

objectives and policies of the Non-FOF (or in the case of a Feeder Fund, the Master Fund);

(b) how the performance of securities purchased in an Affiliated Underwriting compares to the

performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Non-FOF (or in the case of a Feeder Fund, the Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

13.   Each Non-FOF (or in the case of a Feeder Fund, the Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Non-FOF exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

14.   Before investing in a Non-FOF in excess of the limits in section 12(d)(1)(A), an Acquiring Fund and the Non-FOF will execute an Acquiring Fund Agreement stating that their boards of directors or trustees and their investment adviser(s), or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the Non-FOF of the investment. At such

26

time, the Acquiring Fund will also transmit to the Non-FOF a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Non-FOF of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Non-FOF and the Acquiring Fund will maintain and preserve a copy of the order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15.   The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under rule 12b-1 under the Act) received from a Non-FOF (or in the case of a Feeder Fund, the Master Fund) by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee or Sponsor, or its affiliated person by the Non-FOF (or in the case of a Feeder Fund, the Master Fund), in connection with the investment by the Acquiring Fund in the Non-FOF. Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Non-FOF (or in the case of a Feeder Fund, the Master Fund) by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the Non-FOF (or in the case of a Feeder Fund, the Master Fund), in connection with any investment by the Acquiring Management Company in the Non-FOF made at the direction of the Acquiring

Fund Subadviser. In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

16.   Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

17.   No Non-FOF (or in the case of a Feeder Fund, the Master Fund) will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that the Non-FOF acquires such securities in compliance with section 12(d)(1)(E) of the Act or the Feeder Relief in this order; or the Non-FOF (or in the case of a Feeder Fund, the Master Fund) (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act), or (b) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting such Non-FOF (or in the case of a Feeder Fund, the Master Fund) to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

18.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Non-FOF (or in the case of a Feeder Fund, the Master Fund) in which the Acquiring Management Company may invest. These

findings and their basis will be recorded fully in the minute books of the appropriate Acquiring

Management Company.

      For the Commission, by the Division of Investment Management, under delegated

authority.

                    Kevin M. O'Neill
                    Deputy Secretary